FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934**

July 24, 2002

TM GROUP HOLDINGS PLC

(*Registrant's name*)

TM House
Ashwells Road, Brentwood,
Essex, CM15 9ST
England
(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.....X...... Form 40-F................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......... No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Special Note to Filing Desk

As a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act, TM Group Holdings PLC is not required to file reports electronically via EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2002

TM GROUP HOLDINGS PLC

By: ______________________

Russell Cox

Chief Finance Director

Exhibit Index

The following document is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit	Description	Sequential Page No.
1.	Press Announcement re: Results (unaudited) of the Second Quarter ended May 25, 2002, published July 24, 2002	4

PRESS ANNOUNCEMENT

TM GROUP HOLDINGS PLC
PRELIMINARY RESULTS (UNAUDITED) OF THE SECOND QUARTER ENDED 25 MAY 2002

TM Group Holdings PLC today announced results for the second quarter ended 25 May 2002.

Financial highlights (UK GAAP):

	13 weeks ended		26 weeks ended	
	25.05.02	26.05.01	25.05.02	26.05.01
	£ millions			
Turnover				
Continuing businesses	173.7	166.3	343.7	333.4
Discontinued businesses	-	14.2	-	34.0
PBIT				
Continuing businesses	5.2	5.9	9.9	12.1
Discontinued businesses	-	0.9	-	1.5
Profit on disposal of discontinued businesses	-	-	-	12.2
EBITDA before profit on business disposals				
Continuing businesses	7.8	8.3	15.2	16.9
Discontinued businesses	-	1.8	-	3.4

Turnover from continuing activities at £173.7m was ahead of last year by 4.5% in the quarter, with good same store sales improvements.

For continuing activities, PBIT at £5.2m was lower than the same quarter last year. Operating profits were slightly ahead before profits on disposal of assets, which at £0.2m were £0.8m lower than the same quarter last year.

Continuing EBITDA at £7.8m was lower than the previous year by £0.5m.

TM Retail

Turnover at £173.7m was ahead of the same quarter last year by 4.5%, driven by good same store sales growth, albeit this growth was partly driven by continuing improvements in lower margin products.

Operating profits, before profits on asset disposals, at £5.7m were marginally ahead of last year despite higher costs. With significantly lower profits on disposal of assets in the quarter than last year, net PBIT was lower at £5.9m compared to £6.5m.

The weighted average store base was approximately 3% lower in the quarter than last year. Same store sales were ahead by approximately 5%, excluding lottery, with same store sales in mature C-stores ahead by approximately 8%.

Sales of impulse products improved, supported by continued strong performance of tobacco and pre-paid mobile phone top-ups. Sales of cards and confectionery, whilst still in decline over the quarter, were much improved, particularly over the Easter season where a positive performance was recorded.

The overall sales improvement, supported by selective price increases, provided sufficient momentum in the quarter to offset higher costs, principally arising from the minimum wage.

The number of trading stores at the end of the quarter was 1,230 with five net additions following the acquisition of a small chain of newsagents. Of the closing base, 311 were classified Convenience stores, 139 Variety stores and 780 Newsagents.

Other

Higher compliance and legal costs impacted on Central overheads in the quarter, giving rise to an increased cost as compared to last year.

Net interest payable was £1.2m lower for the quarter, the continuing result of lower net debt arising from business disposal proceeds.

A further credit on retranslation of Notes and hedges arose in the quarter.

Cash flow

There was a cash outflow from operating activities in the quarter compared to an inflow last year, the principal difference being the timing of tobacco stock purchases this year.

Debt redemption and use of Vendepac sale proceeds

The Tender process undertaken by the company, pursuant to its obligations in the Indentures under which certain Notes were issued, and referred to in the report for the previous quarter, closed on 18 April. It resulted in the purchase of $23,000 of 11% Senior Notes.

Subsequent to the quarter end the company undertook a series of open market purchases of its Notes, the last of which was on 9 July. The result was the purchase of $29.68m of 11% Senior Notes and £1.70m of the 12¼% Senior Subordinated Notes.

On 18 July the company redeemed its £30.0m Floating Rate Notes with accrued and rolled-up interest and premia.

On 22 July the company upstreamed dividends amounting to £22.45m, to its ultimate parent company.

A replacement working capital facility of £20m has been agreed to cover the group's general working capital requirements.

The matters discussed in this news release include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand, competitive products and services, government regulation, financial resources, certain litigation and other risks indicated in filings with the US Securities and Exchange Commission.

TM GROUP HOLDINGS PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(unaudited)

	13 weeks ended		26 weeks ended	
	25.05.02	**26.05.01 (Restated)**	**25.05.02**	**26.05.01 (Restated)**
	(£ thousands)			
Sales				
Continuing businesses	173,661	166,258	343,742	333,402
Discontinued businesses	-	14,202	-	34,016
	173,661	180,460	343,742	367,418
Operating costs	(168,728)	(174,749)	(334,383)	(354,987)
Operating profit:				
Continuing businesses	4,933	4,911	9,359	11,021
Discontinued businesses	-	800	-	1,410
	4,933	5,711	9,359	12,431
Profit on sale of fixed assets:				
Continuing businesses	238	993	566	1,084
Discontinued businesses	-	74	-	100
	238	1,067	566	1,184
Profit on sale of discontinued operations	-	-	-	12,182
Profit before interest and taxation:				
Continuing businesses	5,171	5,904	9,925	12,105
Discontinued businesses	-	874	-	13,692
	5,171	6,778	9,925	25,797
Net interest payable	(4,910)	(6,157)	(9,826)	(12,566)
Exchange movement on re-translation of Senior Notes and Currency Hedge	319	(1,405)	571	1,603
Net interest payable and similar charges	(4,591)	(7,562)	(9,255)	(10,963)
Profit/(loss) before taxation	580	(784)	670	14,834
Taxation	(714)	450	(741)	(650)
Profit/(loss) for the period	(134)	(334)	(71)	14,184

The Group has adopted Financial Reporting Standard 19 – Deferred Tax – and has restated the comparative tax charge accordingly.

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

RESULTS OF OPERATIONS
(unaudited)

The following table sets out a summary of the Group's results by business sector

	13 weeks ended		26 weeks ended	
	25.05.02	26.05.01	25.05.02	26.05.01
	(£ thousands)			
Sales:				
Continuing business				
TM Retail	173,661	166,258	343,742	333,402
Discontinued businesses				
Mayfair	-	-	-	5,812
Vendepac	-	14,202	-	28,204
Total sales	173,661	180,460	343,742	367,418
Operating costs:				
Continuing businesses				
TM Retail	167,990	160,708	332,980	321,128
Central	738	639	1,403	1,253
	168,728	161,347	334,383	322,381
Discontinued businesses				
Mayfair	-	-	-	5,694
Vendepac	-	13,402	-	26,912
Total operating costs	168,728	174,749	334,383	354,987
Profit/(loss) on asset disposals				
Continuing businesses				
TM Retail	238	993	584	1,084
Central	-	-	(18)	-
	238	993	566	1,084
Discontinued businesses				
Vendepac	-	74	-	100
Total profit on asset disposals	238	1,067	566	1,184
PBIT before sale of businesses				
Continuing businesses				
TM Retail	5,909	6,543	11,346	13,358
Central	(738)	(639)	(1,421)	(1,253)
	5,171	5,904	9,925	12,105
Discontinued businesses				
Mayfair	-	-	-	118
Vendepac	-	874	-	1,392
Total PBIT before sale of businesses	5,171	6,778	9,925	13,615

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC

CONSOLIDATED BALANCE SHEET
(unaudited)

	25.05.02	24.11.01 (Restated)
	(£ thousands)	
Fixed assets		
Tangible fixed assets	53,742	53,880
Intangible fixed assets	4,844	4,816
	58,586	58,696
Current assets		
Inventories	32,325	34,790
Debtors	24,650	25,130
Other current assets	8,896	12,287
Cash at bank and in hand	80,739	103,573
	146,610	175,780
Creditors: amounts falling due within one year		
Short-term debt	-	(290)
Trade creditors	(46,191)	(70,300)
Other liabilities	(18,922)	(20,169)
	(65,113)	(90,759)
Net current assets	81,497	85,021
Total assets less current liabilities	140,083	143,717
Creditors: amounts falling due after more than one year		
Senior and senior subordinated notes	(172,040)	(175,758)
Mezzanine Notes	(29,379)	(29,331)
Other	(4,145)	(3,693)
	(205,564)	(208,782)
Provisions for liabilities and charges	(2,819)	(3,164)
Net liabilities	(68,300)	(68,229)
Capital and reserves		
Called up share capital	212	212
Share premium account	20,527	20,527
Profit and loss account	(29,147)	(29,076)
Other reserve	(59,892)	(59,892)
	(69,300)	(68,229)

The dollar liability under the Senior Notes has been translated at $1.4564, being a representative US dollar/UK sterling exchange rate on 25 May 2002.

The Group has adopted Financial Reporting Standard 19 – Deferred Tax – and has restated its opening tax balances accordingly.

All figures are presented under UK GAAP.

TM GROUP HOLDINGS PLC
CONSOLIDATED CASH FLOW STATEMENTS
(unaudited)

	13 weeks ended		26 weeks ended	
	25.05.02	**26.05.01**	**25.05.02**	**26.05.01**
	(£ thousands)			
Net cash inflow/(outflow) from operating activities	(1,945)	20,452	(11,453)	5,197
Returns on investments and servicing of finance				
Net interest paid	(9,775)	(11,478)	(8,949)	(12,216)
Tax (paid)/refunded	(40)	-	3	-
Capital expenditure and financial investment				
Payments to acquire tangible fixed assets	(2,031)	(4,121)	(5,633)	(7,528)
Receipts from sale of tangible fixed assets	393	1,566	1,235	1,946
	(1,638)	(2,555)	(4,398)	(5,582)
Acquisitions and disposals				
Purchase of businesses	(46)	(716)	(189)	(730)
Sale of business	-	1,441	2,458	27,584
Cash disposed of with business	-	-	-	(1,269)
	(46)	725	2,269	25,585
Management of liquid resources				
(Increase)/Decrease in short-term deposits	13,218	(7,300)	21,163	(20,950)
Net cash outflow before financing	(226)	(156)	(1,365)	(7,966)
Financing				
Redemption of bonds	(16)	-	(16)	-
Repayment of loans	-	(48)	(287)	(96)
Repayment of capital element of finance leases	-	(35)	(3)	(93)
	(16)	(83)	(306)	(189)
Decrease in cash	(242)	(239)	(1,671)	(8,155)

The reconciliation of operating profit to net cash flow from operating activities is as follows:

	13 weeks ended		26 weeks ended	
	25.05.02	**26.05.01**	**25.05.02**	**26.05.01**
	(£ thousands)			
Operating profit	4,933	5,711	9,359	12,431
Depreciation and amortisation charges	2,661	3,317	5,248	6,653
Movement in provisions	(44)	(413)	(345)	(659)
Decrease in inventories	851	5,329	2,480	2,341
(Increase)/decrease in debtors	(367)	1,689	(1,978)	(43)
Increase/(decrease) in creditors	(9,979)	4,819	(26,217)	(15,526)
Net cash inflow/(outflow) from operating activities	(1,945)	20,452	(11,453)	5,197

Contact: Russell Cox
TM Group Holdings PLC
TM House
Ashwells Road
Brentwood
Essex CM15 9ST

Tel: 01277 372916

e-mail: tmgh@tmgh.com